UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SHARKNINJA, INC.

(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

G8068L108

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8068L108

1	Name of Reporting Persons CJ Xuning Wang

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong, the People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 461,333

	6	Shared Voting Power 68,962,430

	7	Sole Dispositive Power 461,333

	8	Shared Dispositive Power 68,962,430

9	Aggregate Amount Beneficially Owned by Each Reporting Person 69,423,763 ordinary shares(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 49.5%(2)

12	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 58,160,260 ordinary shares held of record by JS&W Global Holding Limited Partnership (“JS&W Global Holding”, previously known as JS Holding Limited Partnership); (ii) 10,802,170 ordinary shares held of record by JS&W Capital SPC (“JS&W Capital”, previously known as “Sol Omnibus SPC”) and (iii) 461,333 ordinary shares held by CJ Xuning Wang. The general partner of JS&W Global Holding is ultimately controlled by Mr. Wang. Mr. Wang also ultimately controls JS&W Capital.

(2) This percentage is calculated based on 140,219,933 ordinary shares outstanding reported on SharkNinja, Inc.’s (the “Issuer”) Form 6-K dated October 31, 2024.

CUSIP No. G8068L108

1	Name of Reporting Persons JS&W Global Holding Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 58,160,260

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 58,160,260

9	Aggregate Amount Beneficially Owned by Each Reporting Person 58,160,260 ordinary shares(3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 41.5%(4)

12	Type of Reporting Person (See Instructions) PN

(3) Consists of 58,160,260 ordinary shares held of record by JS&W Global Holding. The general partner of JS&W Global Holding is ultimately controlled by Mr. Wang.

(4) This percentage is calculated based on 140,219,933 ordinary shares outstanding reported on SharkNinja, Inc.’s (the “Issuer”) Form 6-K dated October 31, 2024.

CUSIP No. G8068L108

1	Name of Reporting Persons JS&W Capital SPC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 10,802,170

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,802,170

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,802,170 ordinary shares(5)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.7%(6)

12	Type of Reporting Person (See Instructions) CO

(5) Consists of 10,802,170 ordinary shares held of record by JS&W Capital. Mr. Wang also ultimately controls JS&W Capital.

(6) This percentage is calculated based on 140,219,933 ordinary shares outstanding reported on SharkNinja, Inc.’s (the “Issuer”) Form 6-K dated October 31, 2024.

Item 1.
	(a)	Name of Issuer: SharkNinja, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 89 A Street, Needham, MA 02494

Item 2.
	(a)	Name of Person Filing: CJ Xuning Wang JS&W Global Holding Limited Partnership JS&W Capital SPC (collectively, the “Reporting Persons”)
(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of CJ Xuning Wang is c/o SharkNinja, Inc., 89 A Street, Needham, MA 02494.

The address of the principal business office of JS&W Global Holding Limited Partnership is 29/F, 238 Des Voeux Road Central, Sheung Wan, Hong Kong.

The address of the principal business office of JS&W Capital SPC is 29/F, 238 Des Voeux Road Central, Sheung Wan, Hong Kong.

	(c)	Citizenship: CJ Xuning Wang – Hong Kong, the People’s Republic of China JS&W Global Holding Limited Partnership - Cayman Islands. JS&W Capital SPC - Cayman Islands.
	(d)	Title of Class of Securities: Ordinary shares, par value $0.0001 per share.
	(e)	CUSIP Number: G8068L108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or §§240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.

(a) Amount beneficially owned: See Item 9 of the respective cover page for the aggregate number of shares that are beneficially owned by each Reporting Person as of September 30, 2024
(b) Percent of class: See Item 11 of the respective cover page for the percentage of shares that are beneficially owned by each Reporting Person as of September 30, 2024.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv)

Shared power to dispose or to direct the disposition of

See Items 5 through 8 of the respective cover page for the number of shares that are beneficially owned by each Reporting Person as of September 30, 2024 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

CJ Xuning Wang

/s/ CJ Xuning Wang

Hezhou Company Limited acting as general partner of JS&W Global Holding Limited Partnership

By:	/s/ Xuning Wang
Name:	Xuning Wang
Title:	Director

JS&W Capital SPC for and on behalf of and for the account of Sol Omnibus I SP

By:	/s/ Xuning Wang
Name:	Xuning Wang
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated November 13, 2024, by and among CJ Xuning Wang, JS&W Global Holding Limited Partnership and JS&W Capital SPC